
12061019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 SIXTH AVENUE, SUITE 2801
(No. and Street)

SEATTLE (City) WA (State) 98121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENNETH W. PAULSEN 206-441-2885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAGELIN & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

2200 SIXTH AVENUE, SUITE 430 (Address) SEATTLE (City) WA (State) 98121 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK HAMBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KMS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

MELINDA R. SHERWOOD-LEWIS NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 7-09-12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT

Board of Directors
KMS Financial Services, Inc.

We have audited the accompanying statement of financial condition of KMS Financial Services, Inc. as of December 31, 2011, and the related statements of income, stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KMS Financial Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with United States of America generally accepted accounting principles.

Hagelin & Associates

Seattle, Washington

February 13, 2012

KMS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and cash equivalents	$ 5,652,296
Commissions receivable, net of allowance for doubtful accounts of $0	3,006,403
Investments in common stocks and U.S. Treasury Notes, at market value	885,200
Prepaid expenses and other receivables	370,050
Advances to registered representatives	151,763
Deposits with clearing organizations	140,000
Office equipment and fine art at cost, net of accumulated depreciation of $718,165	128,978
Deferred Federal income tax asset	300,000
	$10,634,690

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 1,208,312
Commissions payable	2,731,108
Profit sharing contribution payable	653,371
Accrued expenses	438,778
Federal and state income taxes currently payable	1,000
Supplemental retirement payable	629,500
Note payable	781,682
	6,443,751
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock - no par value: Authorized - 50,000 shares, issued and outstanding - 7,395 shares	144,001
Retained earnings	4,046,938
	4,190,939
	$10,634,690

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the year ended December 31, 2011

REVENUES	
Commissions	$64,800,227
Interest income	44,592
Other income	2,581,185
Total revenues	67,426,004
EXPENSES	
Commission expense	59,539,955
Salaries	2,717,154
Payroll taxes	221,292
Employee benefits	243,151
Profit sharing plan expense	654,295
Rent	223,858
Promotion, entertainment and sales expense	93,181
Office expenses	97,478
Telephone	9,897
Research and sundry	1,680,624
Data processing	70,996
Repairs and maintenance	11,518
Professional fees	603,588
Business taxes	253,733
Registration fees and expenses	285,368
Insurance	33,663
Interest	37,569
Dues and subscriptions	14,631
Miscellaneous	71,050
Depreciation and amortization	14,192
Total expenses	66,877,193
INCOME BEFORE INCOME TAXES	548,811
PROVISION FOR INCOME TAXES	206,820
NET INCOME	$ 341,991

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2011

	Common Stock		Retained
	Shares	Dollars	Earnings
Balance - December 31, 2010	7,565	$147,309	$3,894,589
(Redemption) and cancellation of common shares	(170)	(3,308)	(189,642)
Net income for the year			341,991
Balance - December 31, 2011	7,395	$144,001	$4,046,938

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$341,991
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	14,192
(Increase) decrease in:	
Commissions receivable	(432,309)
Investments	316,595
Prepaid expenses and other receivables	(227,815)
Advances to registered representatives	(47,339)
Deferred Federal income tax asset	(40,000)
Increase (decrease) in:	
Accounts payable	781,929
Commissions payable	614,773
Profit sharing contribution payable	1,776
Accrued expenses	72,615
Supplemental retirement payable	(101,681)
NET CASH FLOWS FROM OPERATING ACTIVITIES	1,294,727
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office equipment and fine art	(10,111)
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES	(10,111)
CASH FLOWS FROM FINANCING ACTIVITIES	
Note payable principal payment	(390,840)
Redemption and cancellation of shares	(192,950)
NET CASH FLOWS (USED IN) FINANCING ACTIVITIES	(583,790)
NET INCREASE IN CASH AND CASH EQUIVALENTS	700,826
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,951,470
CASH AND CASH EQUIVALENTS AT END OF YEAR	$5,652,296

See notes to financial statements.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY - KMS Financial Services, Inc. (the "Company") is a fully disclosed Broker Dealer and investment advisor registered with the Securities and Exchange Commission (SEC). It is also a member of the Financial Industry Regulatory Authority ("FINRA") and is also an insurance general agent. The Company offers securities, investment advisory services and insurance products through independent contractor agents (registered representatives and investment advisory representatives) operating primarily in the Western United States. Commission revenues are generated predominantly from the sale of mutual fund shares, general securities and variable annuities. Investment advisory revenues are generated primarily through offering investment advisory services based on a percentage of assets under advisory contracts.

INCOME RECOGNITION - Securities transactions and the commission revenue and expense are recorded in the accounts on a trade date basis. Investment advisory fees are received quarterly but are generally recognized as earned on a pro rata basis over the term of the agreement.

INCOME TAXES - Deferred Federal income taxes are provided when income, related to carrying investments at market value, and expenses, principally supplemental executive retirement program expenses accrued for financial statement purposes not deductible for tax purposes until paid, are recognized in different years for tax and financial statement purposes. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years. No valuation allowances have been recorded to offset deferred tax assets recorded by the Company.

FIXED ASSETS AND DEPRECIATION - Office equipment and fine art are stated at cost. Office equipment is depreciated over its estimated economic life, ranging from three to seven years and is computed on the straight-line and accelerated methods. Fine art is depreciated on the straight-line method over its estimated economic lives of twenty to fifty years.

INVESTMENTS - Investments in common stocks, mutual funds and U.S. Treasury Notes are carried at fair market value based upon quoted market prices.

ESTIMATES AND ASSUMPTIONS - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash, receivables and accounts payable approximate fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

2. CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include cash and those short-term, highly liquid investments with original maturities of three months or less.

Cash and cash equivalents at December 31, 2011 consist of the following:

General funds	$4,652,569
Cash segregated in compliance with Federal and other regulations	100,000
Cash segregated in compliance with agreements with registered representatives (Note 6)	379,298
Investments in money market funds	520,429
	$5,652,296

Supplemental disclosures for the statement of cash flows include cash paid during the year for:

Interest	$ 37,374
Income taxes (Note 7)	$283,398

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $2,924,007 and net capital required under the Rule was $429,583. The aggregate indebtedness to net capital ratio was 2.20 to 1.

The net capital rules may effectively restrict the payment of cash dividends.

4. SUPPLEMENTAL EXECUTIVE RETIREMENT PROGRAM

The Company maintains a supplemental executive retirement program covering an employee that provided for monthly benefits of $5,000 commencing in 1998. The Company's policy is to not fund the liability. The unfunded accumulated benefit obligation is reflected in the accompanying financial statements as supplemental retirement payable.

5. NOTE PAYABLE

Promissory note payable to a former stockholder is payable $390,841 annually plus interest at prime plus one percent, not to be less than 4.25 percent nor more than 6.25 percent. Prime was 3.25 percent at December 31.

Estimated principal payments on the note are due for the years ending December 31, as follows:

2012	$390,841
2013	390,841
	$781,682

6. COMMITMENTS

The Company leases office premises and equipment under noncancelable operating leases. The Company is obligated under an equipment lease for rental payments covering office supplies provided under the operating lease. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2011:

Year ending December 31,	
2012	$176,556
2013	181,848
2014	140,517
Total minimum payments required	$498,921

The Company's rental expense, under operating leases, was $233,858 during 2011.

The Company has received payments from registered representatives, and maintains the funds to supplement professional liability insurance programs as necessary. The Company, and appointed registered representatives are responsible for administration of funds.

6. COMMITMENTS (continued)

The Company is obligated to purchase, from certain stockholder's estates, the estate's common stock at a purchase price per share determined by formula. Additionally, the Company is obligated to purchase shares from certain terminated employees.

The Company maintains life insurance on certain stockholders. Proceeds from these life insurance policies are to be used to redeem common stock from the estate, with balances generally payable over five years at prime rates plus one percent.

7. INCOME TAXES

The Company's deferred taxes consist of the following:

Deferred tax assets	$300,000
Deferred tax liabilities	-
Valuation allowance	- .
	$300,000

The Company's provision for income taxes consists of the following components:

Currently payable:	
Federal	$233,204
State	13,616
Deferred tax (benefit):	
Federal	(40,000)
	$206,820

The Company's deferred Federal tax asset represents the tax effects of deductible temporary differences in reporting compensation and retirement benefits under terms of the supplemental executive retirement program covering an officer, and certain accrued expenses not deductible for income tax purposes until paid.

The Company's deferred Federal income tax payable represent the tax effects of taxable temporary differences in carrying investments in common stocks and U.S. Treasury Notes at fair market value for financial presentation purposes. The net deferred Federal income tax asset includes the asset, net of the payable.

The Company's provision for income taxes differs from applying the statutory U.S. Federal income tax rate to income before income taxes. The primary differences arise from providing for state income taxes, and nontaxable municipal interest income.

7. INCOME TAXES (continued)

The Company's tax returns are subject to possible examination by the taxing authorities. For Federal income tax purposes the returns essentially remain open to possible examination for a period of three years after the respective filing deadlines of those returns. For state and local tax purposes the period may extend to five years.

8. EMPLOYEE PENSION AND PROFIT SHARING PLAN

The Company's employees are participants in a pension and profit sharing plan revised effective January 1, 2002. The plan covers substantially all of the Company's employees.

The plan is a 401(k) plan where the employees may elect to make voluntary contributions pursuant to a salary reduction agreement. The Company is obligated for minimum contributions, and may elect to make additional discretionary contributions determined by the Board of Directors. Contributions cannot exceed twenty five percent of compensation. Contributions of $654,295 (including $81,192 of required minimum contributions) were authorized by the Board of Directors for 2011. The Company is obligated for contributions to the pension plan of three percent of eligible compensation, as defined, on an annual basis. The Company funds plan contributions as incurred.

9. CONTINGENT LIABILITIES

The Company maintains its cash accounts in one commercial bank located in Seattle, Washington. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $250,000. Additionally, cash balances in money market funds may not be have available insurance.

The Company is involved in various legal actions and claims arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not result in any material adverse effect on the Company's financial position. Legal costs incurred in connection with loss contingencies are expensed as incurred.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 13, 2012, the date that the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

We have audited the accompanying financial statements of KMS Financial Services, Inc. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 13, 2012 which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 15 - 25 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the auditing standards generally accepted in the United State of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Hagelin & Associates

Seattle, Washington

February 13, 2012

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [✓] 26 Rule 17a-5(d)

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC. [13]

SEC FILE NO.: 8-15433 [14]

FIRM I.D. NO.: 01-03866 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2001 SIXTH AVENUE, SUITE 2801 [20]
(No. and Street)

SEATTLE [21] WA [22] 98121 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/11 [24]

AND ENDING (MM/DD/YY): 12/31/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH W. PAULSEN [30]

(Area Code) — Telephone No.

(206) 441-2885 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [✓] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 13TH day of FEBRUARY 20 12

Manual signatures of:

1) Principal Executive Officer or Managing Partner

2) Principal Financial Officer or Partner

3) Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

HAGELIN & ASSOCIATES [70]

ADDRESS

2200 SIXTH AVENUE, SUITE 430 [71]	SEATTLE [72]	WA [73]	98121 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 [99]
SEC FILE NO. 8-15433 [98]
Consolidated [198]
Unconsolidated ✓ [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 4,861,324 [200]		$ 4,861,324 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	2,731,108 [300]	$ 275,295 [550]	3,006,403 [810]
3. Receivable from non-customers	[355]	406,777 [600]	406,777 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	1,630,524 [419]		
C. Options	[420]		
D. Other securities	45,648 [424]		
E. Spot commodities	[430]		1,676,172 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	54,103 [610]	54,103 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	128,978 [680]	128,978 [920]
11. Other assets	140,000 [535]	360,933 [735]	500,933 [930]
12. TOTAL ASSETS	$ 9,408,604 [540]	$ 1,226,086 [740]	$ 10,634,690 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▼10 2,731,108 [1115]	[1305]	2,731,108 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	2,930,961 [1205]	[1385]	2,930,961 [1685]
18. Notes and mortgages payable:			
A. Unsecured	781,682 [1210]		781,682 [1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 6,443,751 [1230]	$ [1450]	$ 6,443,751 [1760]

Ownership Equity		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		144,001 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		4,046,938 [1794]
E. Total		4,190,939 [1795]
F. Less capital stock in treasury		▼16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 4,190,939 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 10,634,690 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 4,190,939	3480
2. Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3. Total ownership equity qualified for Net Capital			4,190,939	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 4,190,939	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 1,226,086	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(1,226,086)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			20 $ 2,964,853	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	18	3735		
2. Debt securities	33,999	3733		
3. Options		3730		
4. Other securities	6,847	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(40,846)	3740
10. Net Capital			$ 2,924,007	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. — as of 12/31/11

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$ 429,583	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 250,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 429,583	3760
14.	Excess net capital (line 10 less 13)	$ 2,494,424	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 2,279,632	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line			Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 6,443,751	3790
17.	Add:				
	A. Drafts for immediate credit 21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$ 6,443,751	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 220.73	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line		Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 24 01/01/11 [3932] to 12/31/11 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	2,683,671	3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions		15,485,535	3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(21,157)	3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares		20,393,667	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		26,253,010	3975
8. Other revenue		2,631,278	3995
9. Total revenue	$	67,426,004	4030

EXPENSES

Item				Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers				1,772,336	4120
11. Other employee compensation and benefits				1,998,591	4115
12. Commissions paid to other broker-dealers					4140
13. Interest expense				37,569	4075
a. Includes interest on accounts subject to subordination agreements		4070			
14. Regulatory fees and expenses				205,666	4195
15. Other expenses				62,876,647	4100
16. Total expenses			$	66,890,809	4200

NET INCOME

Item				Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	535,195	4210
18. Provision for Federal income taxes (for parent only)			28	193,204	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4338			
20. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
21. Cumulative effect of changes in accounting principles					4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	341,991	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	N/A	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 01/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 4,041,898	4240
A. Net income (loss)			341,991	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	(192,950)	4270
2. Balance, end of period (From item 1800)			$ 4,190,939	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ N/A	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
     Name of clearing firm 30 PERSHING LLC - CLEARING FIRM SEC # 8-17574 [4335] X [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 N/A [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

KMS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

NET CAPITAL		
Total stockholder's equity qualified for net capital		$4,190,939
Deductions and/or charges:		
A. Non-allowable assets		
Property, furniture, equipment and leasehold improvements (net of accumulated depreciation)	$128,978	
Receivable from brokers or dealers, other	275,295	
Investments not readily marketable	54,103	
Other receivables and prepaid expenses	615,951	
Advances to registered representatives	151,759	
		1,226,086
Net capital before haircuts on securities positions		2,964,853
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
C. Trading and investment securities		
2. Debt securities		33,999
4. Other securities		6,847
Net capital		$2,924,007
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		1,208,312
Accrued expenses and other liabilities		1,093,149
Commissions payable		2,731,108
Deferred retirement payable		629,500
Note payable		781,682
Total aggregate indebtedness		$6,443,751
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT		
Minimum net capital required		$429,583
Minimum dollar net capital required of reporting broker or dealer		$250,000
Excess net capital		$2,494,424
Excess net capital at 1000%		$2,279,632
Ratio: Aggregate indebtedness to net capital		220.37%

KMS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
(Continued)
December 31, 2011

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2010)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$2,971,206
Audit adjustments increasing (decreasing) assets	
Deferred Federal income tax asset	40,000
Audit adjustments (increasing) nonallowable assets	(71,730)
Audit adjustments decreasing (increasing) A.I. Liabilities	
Trade accounts payable	(24,268)
Accrued expenses and other liabilities	8,443
Audit adjustments increasing Haircuts on debt instruments	356
Net capital as computed per this schedule	$2,924,007

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

In planning and performing our audit of the financial statements of KMS Financial Services, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haglin & Associates

Seattle, Washington

February 13, 2012

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by KMS Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating KMS Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). KMS Financial Services, Inc.'s management is responsible for the KMS Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC- 7 with respective cash disbursement records entries noting no differences,

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haglin & Associates

Seattle, Washington

February 13, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015433 FINRA DEC
KMS FINANCIAL SERVICES INC 23*25
2001 6TH AVE STE 2801
SEATTLE WA 98121-2588

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kenneth W. Paulsen

2. A. General Assessment (item 2e from page 2) $ 79,551.24

B. Less payment made with SIPC-6 filed (exclude interest) (40,148.43)

7/18/2011
Date Paid

C. Less prior overpayment applied (150.00)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 39,252.81

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KMS FINANCIAL SERVICES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

C.F.O.
(Title)

Dated the 23 day of January, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 20 11 and ending 12/31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 67,426,004.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	21,157.
Total additions	21,157.
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	35,258,699.
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Expense Reimbursement Dollar for Dollar (Deductions in excess of $100,000 require documentation)	367,966.
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	35,626,665.
2d. SIPC Net Operating Revenues	$ 31,820,496.
2e. General Assessment @ .0025	$ 79,551.24 (to page 1, line 2.A.)

KMS FINANCIAL SERVICES, INC.

Audited Financial Statements

Financial and Operational Combined Uniform

Single Report – Parts III and IIA

Independent Auditor's Report on Internal Control

Independent Auditor's Report on the SIPC Annual Assessment

December 31, 2011

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

C O N T E N T S